

December 14, 2010

John W. Kapples
Vice President and Secretary
Covidien plc
15 Hampshire Street
Mansfield, MA 02048

> **Re: Covidien plc**
> **Preliminary proxy statement on Schedule 14A**
> **Filed December 7, 2010**
> **File No. 001-33259**

Dear Mr. Kapples

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please provide us your analysis of whether proposal three is a tender offer subject to Exchange Act Rule 13e-4. Cite all authority on which you rely. If you are attempting to rely on Rule 13e-4(h)(5), please ensure your response addresses the applicability of that exemption, particularly given your ability to effect multiple cash-outs under the terms of the proposal.

2. Please provide us your analysis of whether the solicitation of the proposed change in your securities amounts to a transaction that must be registered pursuant to Section 5 of the Securities Act.

Mechanics, page 64

3. Please clarify the length of time that shareholders will have to opt out between your announcement of a compulsory transfer and the "Effective Time."

4.   Please provide us your analysis of whether the compulsory transfer to the transfer agent or from the transfer agent to the public must be registered under the Securities Act, citing all authority on which you rely.

Right of Exception, page 66

5.   Explain how the shares will be transferred from the shareholders to the transfer agent to be sold pursuant to any compulsory transfer. In this regard, it is unclear how you or your transfer agent can sell investors' shares if they do not provide you their stock certificates, regardless of whether those investors notify you of their exercise of their "Right of Exception." It is also unclear how investors in the public market will know that they are purchasing shares that will be redeemed if, after the Effective Time, an investor sells such shares into a public market.

Reservation of Rights, page 71

6.   Please clarify whether you can elect to conduct an unlimited number of cash outs over the life of your securities. If so, please tell us how investors will know that your securities include the potential springing redemption feature. Will the ticker symbol of the securities have an identifying feature?

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Patricia Dolan, Securities Counsel